  Exhibit 99.1

.

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2020 and 2019

UNAUDITED
_______________________

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Financial Position

Unaudited (Expressed in thousands of Canadian dollars)
	As at June 30,	As at December 31,
	2020	2019

Assets

Current assets:
Cash	$11,302	$660
Marketable securities	412	346
Amounts receivable	254	55
Prepaid expenses and deposits	790	651

	12,758	1,712

Non-current assets:
Restricted cash	115	115
Prepaid expenses and deposits	135	149
Mineral property interests (note 3)	40,092	39,714
Equipment	1,149	1,272
	41,491	41,250
Total assets	$54,249	$42,962

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,280	$1,067
Flow-through share premium liability (note 4)	–	7
Bridge loan (note 5)	3,111	2,931

	4,391	4,005

Non-current liabilities:
Provision for site reclamation and closure (note 6)	2,337	2,134
Total liabilities	$6,728	$6,139

Equity:
Share capital	$144,441	$129,413
Share option and warrant reserve	10,589	9,992
Accumulated other comprehensive income	226	22
Deficit	(107,735)	(102,604)

Total equity	$47,521	$36,823

Total liabilities and equity	$54,249	$42,962

Subsequent events (note 3, note 15)

Approved on behalf of the Board of Directors:

"Shawn Wallace"	"Steve Cook"
Chief Executive Officer and Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Operating expenses
Exploration and evaluation costs (note 7)	$893	$2,425	$1,825	$3,200
Fees, salaries and other employee benefits	849	1,868	1,303	2,401
Insurance	82	76	163	153
Legal and professional fees	111	105	187	172
Marketing and investor relations	460	442	858	692
Office and administration	115	133	266	253
Regulatory, transfer agent and shareholder information	46	77	117	144
	2,556	5,126	4,719	7,015

Other expenses (income):
Project investigation costs	120	45	156	86
Accretion of provision for site reclamation and closure (note 6)	8	11	17	22
Interest and other income	(19)	(19)	(51)	(20)
Finance expense related to loan	125	–	249	–
Amortization of flow-through share premium (note 4)	–	(78)	(7)	(110)
Gain on marketable securities	(226)	(53)	(66)	(53)
Loss on derecognition of bridge loan (note 5)	–	–	159	–
Foreign exchange loss	11	13	12	31
	19	(81)	469	(44)

Net loss before income taxes	2,575	5,045	5,188	6,971

Deferred income tax recovery (note 5)	–	–	(57)	–

Loss for the period	$2,575	$5,045	$5,131	$6,971

Other comprehensive (income) loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	181	94	(204)	168

Other comprehensive (income) loss for the period	181	94	(204)	168

Total comprehensive loss for the period	$2,756	$5,139	$4,927	$7,139

Basic and diluted loss per share (note 13)	$0.02	$0.05	$0.05	$0.08

Basic and diluted weighted average number of shares outstanding (note 13)	104,688,368	94,509,705	102,418,794	92,755,354

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Equity

Unaudited (Expressed in thousands of Canadian dollars, except share amounts)
				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the period	–	–	–	(168)	(6,971)	(7,139)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability	3,284,375	5,120	–	–	–	5,120
Share options exercised (note 8 (b) iv)	864,375	934	(449)	–	–	485
Share-based compensation (note 9 (a))	–	–	2,099	–	–	2,099

Balance at June 30, 2019	94,536,566	$128,042	$8,587	$57	$(95,642)	$41,044

Balance at December 31, 2019	95,231,775	$129,413	$9,992	$22	$(102,604)	$36,823

Comprehensive loss for the period	–	–	–	204	(5,131)	(4,927)
Shares issued pursuant to offering, net of share issue
costs (note 8 (b) i)	9,375,000	14,761	–	–	–	14,761
Share options exercised (note 8 (b) ii)	125,000	267	(94)	–	–	173
Fair value of conversion feature, net of tax (note 5)	–	–	154	–	–	154
Share-based compensation (note 9 (a))	–	–	537	–	–	537

Balance at June 30, 2020	104,731,775	$144,441	$10,589	$226	$(107,735)	$47,521

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows

Unaudited (Expressed in thousands of Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Cash (used in) provided by:

Operating activities:
Loss for the period	$(2,575)	$(5,045)	$(5,131)	$(6,971)
Items not involving cash:
Interest income	(19)	(19)	(51)	(20)
Accretion of provision for site reclamation and closure (note 6)	8	11	17	22
Finance expense related to loan	125	–	249	–
Gain on marketable securities	(226)	(53)	(66)	(53)
Loss on derecognition of bridge loan (note 5)	–	–	159	–
Amortization of flow-through share premium (note 4)	–	(78)	(7)	(110)
Unrealized foreign exchange (gain) loss	(4)	(7)	6	(3)
Share-based compensation (note 9 (a))	217	1,890	537	2,099
Depreciation of fixed assets	61	61	123	127
Deferred income tax recovery (note 5)	–	–	(57)	–
Changes in non-cash working capital:
Amounts receivable	(185)	(44)	(201)	(33)
Prepaid expenses and deposits	176	155	18	(2)
Accounts payable and accrued liabilities	537	43	23	161
Cash used in operating activities	(1,885)	(3,086)	(4,381)	(4,783)

Investing activities:
Interest received	19	19	51	20
Mineral property acquisition costs	(1)	(350)	(2)	(362)
Cash provided by (used in) investing activities	18	(331)	49	(342)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	(99)	(2)	14,804	5,120
Transaction costs on loan amendment	–	–	(5)	–
Proceeds from share option and warrant exercises (note 8 (b)(ii))	66	40	173	485
Cash (used in) provided by financing activities	(33)	38	14,972	5,605

Effect of foreign exchange rate changes on cash	(6)	(3)	2	(7)

Decrease (increase) in cash	(1,906)	(3,382)	10,642	473

Cash, beginning of the period	13,208	5,508	660	1,653

Cash, end of the period	$11,302	$2,126	$11,302	$2,126

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

1.
Nature of operations

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act. The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

The Company is listed on the Toronto Stock Exchange and the NYSE-American, and its common shares trade under the symbol AUG.TO and AUG, respectively. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut, Canada (note 3 (b)), as well as the Homestake Ridge Project in northwestern British Columbia, Canada (note 3 (c)). The Company has also secured rights to various mining concessions in southern Peru (note 3 (a)) which include the Sombrero, Curibaya and Huilacollo projects. Although the Company is an exploration company with no revenue, the Company does not have a material uncertainty relating to going concern as it is adequately capitalized with unrestricted cash of $11,302 and, following the conversion to shares of the Amended Bridge Loan subsequent to period end, is debt-free and continues to closely manage discretionary costs.

On March 15, 2020 the Peruvian government mandated a 15-day lockdown of the country, which was subsequently extended, in response to the COVID-19 pandemic. As a result, the Company had recalled all personnel from the field. On June 17, 2020, the Company resumed operations after receiving approval from the Peruvian government.

With respect to the Company’s Canadian operations, employees have been working remotely since March 18, 2020. Due to travel restrictions into Nunavut and in respect of local community concerns regarding COVID-19, the Company will not conduct field operations in Nunavut in 2020. All reporting and expenditure requirements at Committee Bay and Gibson MacQuoid have been extended for one year under the Nunavut COVID-19 relief program. At Homestake, all reporting and expenditure requirements have been extended until December 31, 2020 under section 66 of the Mineral Tenure Act.

2.
Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2019, except as follows:

●
Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

The amendments are intended to clarify the definition of material in IAS 1 and not intended to alter the underlying concept of materiality in IFRS standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Company adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Company’s interim financial statements.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

2.
Basis of presentation (continued)

●
Amendments to IFRS 3 - Business Combinations

In October 2018 the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive and introduce an optional concentration test to permit a simplified assessment. The adoption of the amended standard did not have an immediate impact on the Company’s interim financial statements but will be applied in assessing any future business combination and asset acquisition scenarios.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 11, 2020.

 (b)
Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero Minerales”)	Peru	USD	100%
Magma Minerals S.A.C. (“Magma”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgements and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these consolidated interim financial statements. No new estimates and judgements were applied for the periods ended June 30, 2020 and 2019 except as discussed below:

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

2.
Basis of presentation (continued)

(c)
Critical accounting judgments and estimates (continued)

i.
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

IFRS also requires that an exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability or a part of it, be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability, and as such, judgment is applied in determining whether a modification is substantial.

Upon initial recognition of the Bridge Loan (note 5) and then again on the initial recognition of the Amended Bridge Loan, management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the equity component. As a result of the Bridge Loan Amendment, management had to make an assessment of whether the modification was substantial and thus be treated for as an extinguishment of the original financial liability and the recognition of a new financial liability.

3.
Mineral property interests

(a)
Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into a letter agreement with Alturas Minerals Corp (“Alturas”) which outlined the general terms of the option granted to Auryn to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. Under the terms of the subsequent definitive agreement (the “Alturas Option”), which has an effective date of April 6, 2018, in order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. As of June 30, 2020, the Company has incurred US$1.8 million in work expenditures and made cash payments totalling US$0.2 million to Alturas. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form an 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the Alturas 20% interest for US$5.0 million.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

3.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

ii.
Mollecruz Option

On June 22, 2018 the Company entered into an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019*	Deferred*	50	150
June 22, 2020*	Deferred*	100	150
June 22, 2021*		200	500
June 22, 2022*		300	700
June 22, 2023*		900	1,500
Total		1,600	3,000

* Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option, thereby deferring the Company’s obligation to make the June 22, 2019 and 2020 property payments and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

iii)
Aceros Option

On December 13, 2018, the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.4 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019	Completed	60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

3.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

Curibaya

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11 km from the regional Incapuquio geological fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020	Completed	250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000
Effective April 3, 2020, the Company declared force majeure under its Huilacollo option as a result of the COVID-19 shutdown in Peru which allowed the Company to defer the option payment that was due May 11, 2020. Force Majeure was lifted on June 5, 2020, due to the Peruvian Government easing COVID-19 restrictions. As a result, the option payment became due in July 2020 and together with the finder’s fee was paid subsequent to the quarter end.

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

3.
Mineral property interests (continued)

(b)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% NSR on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

(c)
Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia.

(d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	11	-	949	960
Impairment of mineral property interests	-	-	(337)	(337)
Change in estimate of provision for site reclamation and closure (note 6)	203	-	-	203
Currency translation adjustment	-	-	(184)	(184)
Balance at December 31, 2019	$19,085	$16,060	$4,569	$39,714
Additions	-	-	2	2
Change in estimate of provision for site reclamation and closure (note 6)	186	-	-	186
Currency translation adjustment	-	-	190	190
Balance at June 30, 2020	$19,271	$16,060	$4,761	$40,092

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

4.
Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures
	BC	Nunavut	Total	Flow-through premium liability
Balance at December 31, 2018	$737	$433	$1,170	$317
Flow-through funds raised	-	1,900	1,900	557
Flow-through eligible expenditures	(737)	(2,309)	(3,046)	(867)
Balance at December 31, 2019	$-	$24	$24	$7
Flow-through eligible expenditures	-	(24)	(24)	(7)
Balance at June 30, 2020	$-	$-	$-	$-

5.
Bridge loan

In 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for $3,000 with a private lender (the “Lender”). The Bridge Loan originally bore interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement (the “Maturity Date”). The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 500,000 bonus warrants to the Lender which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date (note 9(b)).

Concurrent with the closing of the first tranche of the 2020 Offering (see note 8(b)), on February 5, 2020, the Company entered a loan amendment (“Bridge Loan Amendment”) which provided mutual conversion rights to the Lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the Lender has the right to convert the $3,000 of principal that has been advanced to-date, and $123 of interest that has accrued to-date (the “Amended Bridge Loan”), into common shares at the price of $1.60, while the Company has the right to require conversion if the Company’s common shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan’s maturity date.

In accordance with IFRS 9, the Company derecognizes a financial liability when, and only when, its obligations are discharged, cancelled or have expired, and at that time recognizes a gain or loss through the consolidated statement of loss calculated as the difference between the carrying amount of the financial liability derecognized and the consideration paid.

The exchange with the existing lender of one debt instrument for another debt instrument with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, if a substantial modification is made to the terms of an existing liability or part of it, such modification is also treated as an extinguishment of the original financial liability and the recognition of a new liability.

The Company assessed the Bridge Loan Amendment and determined that it resulted in a substantial modification, being that there was now a conversion feature for the full amount of the Amended Bridge Loan. As a result, it was necessary to derecognize the Bridge Loan and record the Amended Bridge Loan.

Consistent with the original accounting for the Bridge Loan, the Amended Bridge Loan has been identified as a compound instrument with separate components, being the debt and the conversion feature, which have been classified as a financial liability and an equity instrument, respectively.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

5.
Bridge loan (continued)

Again the Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component, by first determining the fair value of the debt, discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component.

The following table reflects the carrying values of the liability and equity components of the Amended Bridge Loan on initial recognition:

	Liability Component	Equity Component	Total

Amended Bridge Loan	$2,912	$211	$3,123
Deferred tax impact	-	(57)	(57)
Impact on statement of financial position	$2,912	$154	$3,066

In relation to the derecognition of the Bridge Loan and the recording of the Amended Bridge Loan, a loss was recorded through the consolidated statement of loss calculated as follows:

Carrying value of Bridge Loan to be derecognized	$2,981
Amended Bridge Loan assumed, including transaction costs incurred	$3,140
Loss on derecognition of Bridge Loan	$159

The following is a continuity of the liability component of the Amended Bridge Loan subsequently measured at amortized cost:

Fair value of Amended Bridge Loan on initial recognition	$2,912
Finance expense	199
Closing balance at June 30, 2020	$3,111

On July 7, 2020, the Amended Bridge Loan was converted to 1,952,084 common shares at a price of $1.60 per share. 1,875,000 of the shares were issued for the $3,000 principal loan and 77,084 shares for $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the Lender (note 15).

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

6.
Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

●
Undiscounted cash flow for site reclamation of $2,632 (December 31, 2019 - $2,658)
●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2035
●
Annual inflation rate 2% (December 31, 2019 - 2%)
●
Risk-free interest rate 0.99% (December 31, 2019 - 1.76%)

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

	June 30, 2020	December 31, 2019

Opening balance	$2,134	$1,891
Accretion	17	40
Change in estimate	186	203
Closing balance	$2,337	$2,134

7.
Exploration and evaluation costs

For the three months ended June 30, 2020, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$10	$14	$6	$30
Exploration Drilling	14	-	-	14
Camp cost, equipment and field supplies	61	8	34	103
Geological consulting services	2	69	26	97
Permitting, environmental and community costs	20	-	218	238
Salaries and wages	106	40	180	326
Aircraft and travel	-	-	14	14
Share based compensation	17	5	49	71
Total for the three months ended June 30, 2020	$230	$136	$527	$893

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

7.
Exploration and evaluation costs (continued)

For the three months ended June 30, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$13	$3	$35	$51
Exploration Drilling	121	-	-	121
Camp cost, equipment and field supplies	64	5	92	161
Geological consulting services	31	12	214	257
Permitting, environmental and community costs	3	2	722	727
Expediting and mobilization	12	2	14	28
Salaries and wages	114	36	165	315
Fuel and consumables	7	-	10	17
Aircraft and travel	59	4	63	126
Share based compensation	106	57	459	622
Total for the three months ended June 30, 2019	$530	$121	$1,774	$2,425

For the six months ended June 30, 2020, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$20	$16	$10	$46
Exploration Drilling	26	-	-	26
Camp cost, equipment and field supplies	123	16	92	231
Geological consulting services	2	173	93	268
Permitting, environmental and community costs	25	7	309	341
Expediting and mobilization	5	-	5	10
Salaries and wages	195	81	376	652
Fuel and consumables	-	-	2	2
Aircraft and travel	-	2	49	51
Share based compensation	38	16	144	198
Total for the six months ended June 30, 2020	$434	$311	$1,080	$1,825

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

7.
Exploration and evaluation costs (continued)

For the six months ended June 30, 2019 the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$20	$11	$49	$80
Exploration drilling	121	-	-	121
Camp cost, equipment and field supplies	132	10	164	306
Geological consulting services	31	12	420	463
Permitting, environmental and community costs	9	4	873	886
Expediting and mobilization	12	2	19	33
Salaries and wages	189	62	232	483
Fuel and consumables	7	-	15	22
Aircraft and travel	63	4	73	140
Share based compensation	121	63	482	666
Total for the six months ended June 30, 2019	$705	$168	$2,327	$3,200

8.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b)
Share issuances

i.
On February 6, 2020, the Company closed a non-brokered private placement for gross proceeds of $15,000 (“February 2020 Offering”) which was closed in two tranches and consisted of 9,375,000 common shares (the “2020 Shares”) priced at CAD$1.60 per 2020 Share.

Share issue costs related to the 2020 Offering totaled $239, which included $59 in commissions, and $180 in other issuance costs. A reconciliation of the impact of the 2020 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	9,375,000	$15,000
Cash share issue costs	-	(239)
Proceeds net of share issue costs	9,375,000	$14,761

ii.
During the six months ended June 30, 2020, 125,000 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $1.37 for gross proceeds of $173 and $94 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

9.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2018	6,205,000	$1.85
Granted	3,295,000	1.91
Exercised	(926,250)	0.62
Expired	(230,000)	2.33
Forfeited	(51,250)	1.89
Outstanding, December 31, 2019	8,292,500	$2.00
Granted	75,000	1.83
Exercised	(125,000)	1.37
Expired	(30,000)	1.96
Outstanding, June 30, 2020	8,212,500	$2.01

As at June 30, 2020, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	865,000	$1.30	0.13	865,000	$1.30	0.13
June 20, 2021	2,085,000	2.63	0.97	2,085,000	2.63	0.97
Jan 10, 2022	440,000	3.22	1.53	440,000	3.22	1.53
June 20, 2023	651,875	1.42	2.97	651,875	1.42	2.97
June 26, 2023	900,000	1.42	2.99	900,000	1.42	2.99
Feb 7, 2024	200,625	1.36	3.61	174,375	1.36	3.61
Apr 9, 2024	2,755,000	1.96	3.78	2,066,250	1.96	3.78
Aug 21, 2024	70,000	1.82	4.15	43,750	1.82	4.15
Nov 20, 2024	170,000	1.82	4.39	85,000	1.82	4.39
June 1, 2025	75,000	1.83	4.92	18,750	1.83	4.92
	8,212,500	$2.01	2.43	7,330,000	$2.02	2.25

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

9.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the three and six months ended June 30, 2020 and 2019 the Company recognized share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Recognized in net loss:
Included in exploration and evaluation costs	$71	$622	$198	$666
Included in fees, salaries and other employee benefits	137	1,239	324	1,396
Included in project investigation costs	9	29	15	37
	$217	$1,890	$537	$2,099

During the three and six months ended June 30, 2020, the Company granted 75,000 and 75,000 share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $0.90 using the Black-Scholes option valuation model at the grant date.

During the three and six months ended June 30, 2019, the Company granted 2,785,000 and 2,995,000 share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $1.17 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and six months ended June 30, 2020 and 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Risk-free interest rate	0.39%	1.59%	0.39%	1.61%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	58%	62%	58%	63%
Expected forfeiture rate	0%	0%	0%	0%
Expected life in years	4.90	4.33	4.90	4.34

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b)
Share purchase warrants

On September 12, 2019, the Company issued 500,000 bonus warrants in connection with the Bridge Loan (note 5). The warrants have a term of three years from the date of issue and each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date. As the Bridge Loan was identified as a compound instrument with debt and equity components, the fair value of the share purchase warrants was determined as the residual value net of deferred taxes after the fair value of the debt component was determined.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

10.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)
Related parties

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$57	$86	$117	$167
Homestake	27	30	64	53
Peru	41	103	92	129
Fees, salaries and other employee benefits	78	99	133	191
Legal and professional fees	4	-	11	-
Marketing and investor relations	24	22	61	40
Office and administration	100	105	187	199
Project investigation costs	31	11	35	15
Total transactions for the period	$362	$456	$700	$794

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common with Auryn. Pursuant to an agreement dated March 30, 2012, and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at June 30, 2020, was $136 (December 31, 2019 – $235) and is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at June 30, 2020 (December 31, 2019 - $150).

(b) Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s eight executives (six in 2019) and five non-executive directors, was as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Short-term benefits provided to executives	$957	$602	$1,323	$918
Directors fees paid to non-executive directors	36	38	73	75
Share-based payments	161	1,328	380	1,467
	$1,154	$1,968	$1,776	$2,460

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

11. Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Increase (decrease) in cash related to:
Mineral property acquisition costs included in accounts payable	$-	$11	$-	$11
Deferred acquisition costs included in accounts payable	129	-	129	-

12. Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

June 30, 2020	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	135	135
Equipment, net	1,106	43	1,149
Mineral property interests	35,331	4,761	40,092
	$36,552	$4,939	$41,491

December 31, 2019	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	149	149
Equipment, net	1,202	70	1,272
Mineral property interests	35,145	4,569	39,714
	$36,462	$4,788	$41,250

13. Loss per share

	Three months ended June 30,		Six months ended June 30,
2020	2019		2020	2019
Net loss	$2,575	$5,045	$5,131	$6,971
Weighted average number of shares outstanding	104,688,368	94,509,705	102,418,794	92,755,354
Basic and diluted loss per share	$0.02	$0.05	$0.05	$0.08

All of the outstanding share options and share purchase warrants at June 30, 2020 and 2019 were anti-dilutive for the periods then ended as the Company was in a loss position.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

14.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payable and accrued liabilities, and the Amended Bridge Loan. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at June 30, 2020 and 2019 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. The Bridge Loan and then the Amended Bridge Loan, on initial recognition, were measured at fair value under level 2 of the fair value hierarchy and subsequently measured at amortized cost. No transfer occurred between the levels during the period.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at June 30, 2020 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at June 30, 2020 and December 31, 2019, the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	June 30, 2020	December 31, 2019

Financial assets denominated in foreign currencies	$22	$55
Financial liabilities denominated in foreign currencies	(26)	(80)
Net exposure	$(4)	$(25)

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and six months ended June 30, 2020 and 2019

15.
Subsequent events

a)
On July 7, 2020, the Company announced the conversion of the Amended Bridge Loan by the Lender into common shares. The Company issued a total of 1,952,084 common shares to the Lender at a price of CAD $1.60 per share in accordance with the loan amendment that was completed on February 6, 2020. From the total, 1,875,000 shares were issued for the $3,000 of principal advanced and 77,084 shares for $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment (note 5). The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the Lender.

b)
On July 9, 2020, the Company made the option payment for Huilacollo following the lifting of the Force Majeure on June 5, 2020. The Force Majeure was declared on April 3, 2020 as a result of the COVID-19 shutdown in Peru, deferring the option payment that was otherwise due May 11, 2020 (note 3).

c)
On July 29, 2020, the Company, together with Eastmain Resources Inc. (TSX: ER) (“Eastmain”) entered into a definitive agreement pursuant to which the Company will acquire all of the issued and outstanding shares of Eastmain, immediately following a spin out of the Company's Peruvian projects to its shareholders and completion of a concurrent financing (collectively, the “Transaction”). The Transaction will create Fury Gold Mines Limited (“Fury Gold”) (the continuance of the formerly named public company Auryn Resources Inc.) and two independent spin-out entities which will hold the Company's Peruvian projects.

Concurrent with the spin-out of the Peruvian projects, Fury Gold will consolidate its shares by approximately 10:7 such that approximately 110 million Fury Gold shares will be outstanding after the Eastmain acquisition (pre-financing), of which 69% will be owned by current Company shareholders and 31% will be owned by current Eastmain shareholders. Fury Gold is expected to remain listed on the TSX and NYSE American exchanges, and will be led by new President & CEO, Mike Timmins.

As promptly as reasonably practicable, and no later than September 4, 2020, the Company will prepare an information Circular (the “Circular”) together with any other documents required by applicable laws, and arrange for filing and distribution of these in accordance with those laws. The Circular shall be placed before the shareholders at the shareholder meeting expected to be held in early October. Subject to shareholder approval, the transaction is expected to close later in the year.